As filed with the Securities and Exchange Commission on September 13, 2021. Registration No. 333-100617

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

POST EFFECTIVE AMENDMENT NO. 2 TO THE

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES

中国电信股份有限公司

(Exact name of issuer of deposited securities as specified in its charter)

CHINA TELECOM CORPORATION LIMITED

(Translation of issuer's name into English)

THE PEOPLE’S REPUBLIC OF CHINA

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

240 Greenwich Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

Legal Department

240 Greenwich Street

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

(check appropriate box)

[X] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated. Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
Name and address of depositary	Introductory Article
Title of the depositary shares and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of depositary shares	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The procedure for collection and distribution of dividends	Articles number 4, 12, 14, 15, 18 and 21
(iv) The procedure for transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 14, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of depositary shares to inspect the transfer books of the depositary and the list of holders of depositary shares	Article number 11
(ix) Restrictions upon the right to transfer or withdraw the underlying securities	Articles number 2, 3, 4, 6, 7 and 21
(x) Limitation upon the liability of the depositary	Articles number 13, 18, 21 and 22

3. Fees and Charges	Article number 7

Item - 2. Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Deposit Agreement dated as of November 14, 2002 among China Telecom Corporation Limited, The Bank of New York, as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. – Previously filed.
b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities being registered. – Previously filed.
e.	Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)    If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 13, 2021.

Legal entity created by the agreement for the issuance of American Depositary Shares representing H shares of China Telecom Corporation Limited.

By:	The Bank of New York Mellon
As Depositary

/s/ Robert W. Goad
	Name:	Robert W. Goad
	Title:	Managing Director

Pursuant to the requirements of the Securities Act of 1933, China Telecom Corporation Limited has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Beijing, China, on September 13, 2021.

CHINA TELECOM CORPORATION LIMITED

By:	/s/ Ke Ruiwen
Name:	Ke Ruiwen
Title:	Executive Director, Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on September 13, 2021.

/s/ Ke Ruiwen	Executive Director, Chairman and Chief Executive
Ke Ruiwen	Officer
(principal executive officer)

/s/ Li Zhengmao	Executive Director, President and Chief Operating
Li Zhengmao	Officer

/s/ Shao Guanglu	Executive Director
Shao Guanglu

/s/ Liu Guiqing	Executive Director and Executive Vice President
Liu Guiqing

/s/ Zhu Min	Executive Director, Executive Vice President, Chief
Zhu Min	Financial Officer and Secretary of the Board
(principal financial officer)

Non-Executive Director
Chen Shengguang

Independent Non-Executive Director
Tse Hau Yin, Aloysius

/s/ Xu Erming	Independent Non-Executive Director
Xu Erming

Independent Non-Executive Director
Wang Hsuehming

Independent Non-Executive Director
Yeung Chi Wai, Jason

/s/ Zhou Xianghua	Controller
Zhou Xianghua	(principal accounting officer)

/s/ Tan Xu	Authorized Representative in the United States
Tan Xu

INDEX TO EXHIBITS

Exhibit Number	Exhibit

5	Certification under Rule 466.